FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

As of May 8, 2003

TUBES OF STEEL OF MEXICO, S.A. (Translation of Registrant's name into English)

TUBOS DE ACERO DE MEXICO, S.A. Edificio Parque Reforma Campos Eliseos #400 Mexico, D.F., 11560 Mexico (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tubos de Acero de Mexico,S.A. press release announcing the payment of a dividend.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2003

Tubos de Acero de Mexico, S.A.

By: /s/ Cecilia Bilesio Cecilia Bilesio Corporate Affairs

Jose Ramon Calderon Tamsa Intelligence +52-55-5282-9929 www.tamsa.com.mx	Cesar Villavicencio Citigate Financial (212) 840-0008

MEXICO CITY (May 7, 2003) - Tubos de Acero de Mexico, S.A. (AMEX: TAM) today announced the following:

During the Shareholders Meeting held on April 30, 2003, shareholders approved a dividend payment of US$0.08748 per share or US$0.4374 per ADR (one ADR = five shares) of the 2002 issue currently in circulation. The Board of Directors has established May 15, 2003 as the payment date.

(i) The dividend payment approved corresponds entirely to retained taxed earnings.